# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TOYO Co., Ltd, CIK 0001985273
CUSIP: G8976D107
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: Tennoz First Tower F16, 2-2-4, Higashi-s, Tokyo, Japan (M0), 140-0002
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002073464

## Reporting persons
- N.A.GLOBAL. CO. LTD.: type of reporting person: corporation (CO); citizenship or place of organization: Japan (M0); sole voting power 2,094,516; shared voting power 0; sole dispositive power 2,094,516; shared dispositive power 0; aggregate amount beneficially owned 2,094,516 (4.9% of the class)
  Comment: (1) Represents 2,094,516 ordinary shares, par value $0.0001 per share (the "Ordinary Shares"), of TOYO Co., Ltd (the "Issuer") directly held by N.A.GLOBAL. CO. LTD. ("NA Global"). Mr. Chong Chow Lee is the sole director and sole shareholder of NA Global and deemed to have voting, dispositive or investment power over NA Global. (2) Based on an aggregate of 42,718,948 Ordinary Shares issued and outstanding as of June 23, 2026 as disclosed in the Issuer's prospectus supplement (File No. 333-290952) dated June 23, 2026 and filed on June 25, 2026. (3) Excludes a total of 721,909 Ordinary Shares that have been pledged as collateral pursuant to three loan agreements entered into with a third-party lender on March 13, 2026 (225,000 Ordinary Shares), March 17, 2026 (275,000 Ordinary Shares) , April 23, 2026 (200,000 Ordinary Shares), July 6, 2026 (4,950 Ordinary Shares) and July 15, 2026 (16,959 Ordinary Shares). Under the terms of the loan agreements, the third-party lender does not have the power to vote or direct the vote of the pledged shares or dispose or direct the disposition of the pledged shares prior to an event of default. However, the pledged shares are deemed to be beneficially owned by the third-party lender as such lender does not satisfy the requirements under Rules 13-3(d)(3)(ii) and (iii) under the Securities Exchange Act of 1934, as amended. (4) NA Global sold (i) 74,251 Ordinary Shares between February 9, 2026 and March 5, 2026 and (ii) 377,320 Ordinary Shares between May 20, 2026 and June 24, 2026.
- Chong Chow Lee: type of reporting person: individual (IN); citizenship or place of organization: Japan (M0); sole voting power 2,094,516; shared voting power 0; sole dispositive power 2,094,516; shared dispositive power 0; aggregate amount beneficially owned 2,094,516 (4.9% of the class)
  Comment: (1) Represents 2,094,516 Ordinary Shares directly held by NA Global. Mr. Chong Chow Lee is the sole director and sole shareholder of NA Global and deemed to have voting, dispositive or investment power over NA Global. (2) Based on an aggregate of 42,718,948 Ordinary Shares issued and outstanding as of June 23, 2026 as disclosed in the Issuer's prospectus supplement (File No. 333-290952) dated June 23, 2026 and filed on June 25, 2026. (3) Excludes 700,000 Ordinary Shares that have been pledged as collateral pursuant to three loan agreements entered into with a third-party lender on March 13, 2026 (225,000 Ordinary Shares), March 17, 2026 (275,000 Ordinary Shares), April 23, 2026 (200,000 Ordinary Shares), and July 6, 2026 (4,950 Ordinary Shares) and July 15, 2026 (16,959 Ordinary Shares) Under the terms of the loan agreements, the third-party lender does not have the power to vote or direct the vote of the pledged shares or dispose or direct the disposition of the pledged shares prior to an event of default. However, the pledged shares are deemed to be beneficially owned by the third-party lender as such lender does not satisfy the requirements under Rules 13-3(d)(3)(ii) and (iii) under the Securities Exchange Act of 1934, as amended. (4) NA Global sold (i) 74,251 Ordinary Shares between February 9, 2026 and March 5, 2026 and (ii) 377,320 Ordinary Shares between May 20, 2026 and June 24, 2026.

## Item 1. Issuer
Name of issuer: TOYO Co., Ltd
Address of issuer's principal executive offices: Tennoz First Tower F16, 2-2-4, Higashi-shinagawa, Shinagawa-ku, Tokyo, Japan 140-0002

## Item 2. Person Filing
Name of person filing: (1) N.A.GLOBAL. CO. LTD. (2) Chong Chow Lee
Address of principal business office or, if none, residence: (1) N.A.GLOBAL. CO. LTD.: 2-12-2, Taito Taito-Ku, Tokyo, Japan 110-0016 (2) Chong Chow Lee: c/o N.A.GLOBAL. CO. LTD.: 2-12-2, Taito Taito-Ku, Tokyo, Japan 110-0016
Citizenship: (1) N.A.GLOBAL. CO. LTD.: a Japan corporation (2) Chong Chow Lee: Japanese

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: (1) N.A.GLOBAL. CO. LTD.: 2,094,516 (2) Chong Chow Lee: 2,094,516
Percent of class: (1) N.A.GLOBAL. CO. LTD.: 4.90% (2) Chong Chow Lee: 4.90%
Sole power to vote or to direct the vote: (1) N.A.GLOBAL. CO. LTD.: 2,094,516 (2) Chong Chow Lee: 2,094,516
Shared power to vote or to direct the vote: (1) N.A.GLOBAL. CO. LTD.: 0 (2) Chong Chow Lee: 0
Sole power to dispose or to direct the disposition: (1) N.A.GLOBAL. CO. LTD.: 2,094,516 (2) Chong Chow Lee: 2,094,516
Shared power to dispose or to direct the disposition: (1) N.A.GLOBAL. CO. LTD.: 0 (2) Chong Chow Lee: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Ownership of 5 percent or less of a class

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit No. Title 1 Joint Filing Agreement, dated June 27, 2025

## Signatures
- N.A.GLOBAL. CO. LTD.: /s/ N.A.GLOBAL. CO. LTD., Chong Chow Lee; Director (07/20/2026)
- Chong Chow Lee: /s/ Chong Chow Lee, Chong Chow Lee (07/20/2026)